EXHIBIT 99.2

Exhibit 99.2 – Consolidated Financial Statements

MANAGEMENT'S REPORT TO UNITHOLDERS

Management is responsible for the integrity and objectivity of the information contained in this Annual Report and for the consistency between the financial statements and other financial reporting data contained elsewhere in the report. The accompanying consolidated financial statements of Harvest Energy Trust (“Harvest”) have been prepared by management in accordance with accounting principles generally accepted in Canada using estimates and careful judgment, particularly in those circumstances where the transactions affecting a current period are dependent upon future events. The accompanying consolidated financial statements have been prepared using policies and procedures established by management and reflect fairly Harvest's financial position, results of operations and cash flow within reasonable limits of materiality and within the framework of the accounting policies as outlined in the notes to the financial statements.

Management has established and maintains a system of internal controls to provide reasonable assurance that Harvest's assets are safeguarded from loss and unauthorized use, and that financial information is reliable and accurate.

External auditors have examined the consolidated financial statements. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition of Harvest. The external auditors have unlimited and unrestricted access to the Audit Committee.

The Audit Committee of Harvest's Board of Directors is comprised of non-management directors, has reviewed in detail the consolidated financial statements with management and the external auditors. The Audit Committee acts on behalf of the Board of Directors to ensure that management fulfills its financial reporting and internal control responsibilities. The Audit Committee is responsible for meeting regularly with management, and the external auditors to discuss internal controls over financial reporting process, auditing matters and various aspects of financial reporting. The financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

/s/ John Zahary	/s/ Robert W. Fotheringham
John Zahary	Robert W. Fotheringham
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 8, 2006

AUDITORS' REPORT

To the Unitholders of Harvest Energy Trust

We have audited the consolidated balance sheets of Harvest Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated income and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada

March 8, 2006

CONSOLIDATED BALANCE SHEETS

As at December 31

(thousands of Canadian dollars)		(Restated, Note 3)
	2005	2004
Assets

Current assets
Accounts receivable	$73,766	$44,028
Fair value of risk management contracts [Note 16]	21,231	8,861
Prepaid expenses and deposits	1,126	3,014
Future income tax [Note 15]	22,975	3,101
	119,098	59,004

Deferred charges [Note 6]	12,768	25,540
Fair value of risk management contracts [Note 16]	2,628	3,710
Capital assets [Notes 4 and 5]	1,130,155	918,397
Goodwill [Note 4]	43,832	43,832
	$1,308,481	$1,050,483

Liabilities and Unitholders' Equity

Current liabilities
Accounts payable and accrued liabilities [Note 7]	$99,576	$76,251
Cash distribution payable	18,544	8,358
Fair value deficiency of risk management contracts [Note 16]	65,968	27,927
Bank loan	-	75,519
	184,088	188,055

Bank loan [Note 9]	13,869	-
Deferred credit	1,389	2,177
Fair value deficiency of risk management contracts [Note 16]	10,449	-
Convertible debentures [Notes 3 and 10]	44,455	25,750
7 7/8% Senior notes [Note11]	290,750	300,500
Asset retirement obligation [Note 8]	110,693	90,085
Future income tax [Note 15]	25,275	37,772

Non-controlling interest [Notes 3 and 14]	3,179	6,895

Unitholders' equity
Unitholders' capital [Note 12]	747,312	465,524
Equity component of convertible debentures [Notes 3 and 10]	2,639	116
Accumulated income	135,665	30,719
Accumulated distributions	(261,282)	(97,110)
	624,334	399,249
	$1,308,481	$1,050,483

Commitments, contingencies and guarantees [Note 19]

Subsequent events [Note 21]

See accompanying notes to these consolidated financial statements.

Approved by the Board of Directors:

/s/ Hector J. McFadyen

Hector J. McFadyen

Director

/s/ Verne G. Johnson

Verne G. Johnson

Director

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

For the Years Ended December 31

(thousands of Canadian dollars, except per Trust Unit amounts)		(Restated, Note 3)
	2005	2004
Revenue
Petroleum and natural gas sales	$667,496	$331,809
Royalty expense	(113,002)	(55,990)
Risk management contracts
Realized net losses	(72,981)	(52,427)
Unrealized net losses	(45,061)	(11,274)
	436,452	212,118

Expenses
Operating	127,258	73,442
General and administrative [Note 13]	30,697	18,704
Interest and other financing charges on short term debt	6,587	10,515
Interest and other financing charges on long term debt	29,824	11,183
Depletion, depreciation and accretion	178,956	102,776
Foreign exchange gain	(9,728)	(7,111)
Large corporations tax and other tax	134	1,505
Future income tax recovery [Note 15]	(32,371)	(10,362)
Non-controlling interest [Notes 3 and 14]	149	225
	331,506	200,877
Net income for the year	104,946	11,241

Accumulated income, beginning of year	30,719	19,478

Accumulated income, end of year	$135,665	$30,719

Net income per trust unit, basic [Note 12]	$2.25	$0.45
Net income per trust unit, diluted [Note 12]	$2.19	$0.43

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF ACCUMULATED DISTRIBUTIONS

For the Years Ended December 31

(thousands of Canadian dollars, except per Trust Unit amounts)
	2005	2004

Accumulated distributions, beginning of year	$97,110	$32,547
Distributions	164,172	64,563
Accumulated distributions, end of year	261,282	97,110

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31

(thousands of Canadian dollar)		(Restated, Note 3)
	2005	2004
Cash provided by (used in)
Operating Activities
Net income for the year	$104,946	$11,241
Items not requiring cash
Depletion, depreciation and accretion	178,956	102,776
Unrealized foreign exchange gain	(8,588)	(5,537)
Amortization of deferred finance charges	4,853	4,458
Unrealized loss on risk management contracts [Note 16]	45,061	11,274
Non-cash interest expense	535	100
Future income tax recovery	(32,371)	(10,362)
Non-controlling interest	149	225
Unit based compensation expense	16,302	9,535
Settlement of asset retirement obligations	(4,146)	(929)
Change in non-cash working capital [Note 18]	(22,519)	(11,103)
	283,178	111,678

Financing Activities
Issue of Trust Units, net of issue costs	167,256	164,743
Issue of equity bridge notes [Note 17]	-	30,000
Repayment of equity bridge notes [Note 17]	-	(55,000)
Issue of convertible debentures, net of issue costs [Note 10]	71,777	152,799
Issue of senior notes	-	311,951
Repayment of bank loan, net	(61,650)	(44,661)
Financing costs	(2,196)	(13,770)
Cash distributions	(107,091)	(47,074)
Change in non-cash working capital [Note 18]	(1,035)	5,097
	67,061	504,085

Investing Activities
Additions to capital assets	(120,508)	(42,662)
Corporate acquisitions	(237,783)	(75,783)
Property acquisitions	(4,052)	(513,865)
Property disposition	2,177	-
Change in non-cash working capital [Note 18]	9,927	16,547
	(350,239)	(615,763)

Change in cash position	-	-

Cash position, beginning of year	-	-

Cash position, end of year	$-	$-

Interest paid	$30,771	$5,521
Large corporation tax and other tax paid	$2,079	$2,298

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1.

Structure of the Trust

Harvest Energy Trust (the “Trust”) is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 and is governed pursuant to the Amended and Restated Trust Indenture dated May 4, 2005 between Harvest Operations Corp. (“Harvest Operations”), a wholly owned subsidiary and manager of the Trust, and Valiant Trust Company as Trustee (the “Trust Indenture”).  The purpose of the Trust is to indirectly exploit, develop and hold interests in petroleum and natural gas properties through investments in the securities of its subsidiaries and net profits interests in petroleum and natural gas properties.  The beneficiaries of the Trust are the holders of its Trust Units (the “Unitholders”) who receive monthly distributions from the Trust's net cash flow from its various investments after the provision for interest due to the holders of convertible debentures.  Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year and to comply with the mutual fund trust requirements of the Income Tax Act (Canada). The Trusts' activities are limited to holding and administering permitted investments and making distributions to its Unitholders.

The business of the Trust is carried on by Harvest Operations and other operating subsidiaries of the Trust.  The activities of Harvest Operations and the Trust's subsidiaries are financed through interest bearing notes from the Trust, net profit interests issued to the Trust, and third party debt such as the bank debt and the 7 7/8% senior notes.

The net profit interests are determined pursuant to the terms of each respective net profit interest agreement. The Trust is entitled to net profit interests equal to the amount by which 99% of the gross proceeds from the sale of production from petroleum and natural gas properties exceed 99% of certain deductible expenditures.  Under the terms of the net profits interests agreements, deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of the operating subsidiaries.

References to “Harvest” refers to the Trust on a consolidated basis.

2.

Significant Accounting Policies

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and to the extent that the differences materially affect the Trust, they are described in Note 20.

(a)

Consolidation

These consolidated financial statements include the accounts of the Trust and its subsidiaries.  All inter-entity transactions and balances have been eliminated upon consolidation.

(b)

 Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation and accretion expense, asset retirement obligations and amounts used in the impairment tests for goodwill and capital assets are based on estimates. These estimates include petroleum and natural gas reserves, future petroleum and natural gas prices, future interest rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be material.

(c)

Revenue Recognition

Revenues associated with the sale of crude petroleum, natural gas and natural gas liquids are recognized when title passes to customers.

(d)

Joint Venture and Partnership Accounting

The subsidiaries of the Trust conduct substantially all of their petroleum and natural gas production activities through joint ventures and through partnerships. The consolidated financial statements reflect only the Trust's proportionate interest in such activities.

(e)

Capital Assets

Petroleum and Natural Gas Activities

The Trust follows the full cost method of accounting for its petroleum and natural gas activities. All costs of acquiring petroleum and natural gas properties, whether productive or unproductive, related development costs, and overhead charges directly related to these activities, are capitalized and accumulated in one cost centre. Maintenance and repair costs that do not extend or enhance the recoverable reserves are charged against income.

Proceeds from the sale of petroleum and natural gas properties are applied against capital costs.  Gains and losses are not recognized on the disposition of petroleum and natural gas properties unless that disposition would alter the rate of depletion and depreciation by 20% or more.

Provision for depletion and depreciation of petroleum and natural gas assets is calculated using the unit-of-production method, based on proved reserves net of royalties as evaluated by independent petroleum engineers. The cost basis used for the depletion and depreciation provision is the capitalized costs of petroleum and natural gas assets, less the cost of unproved properties plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of petroleum, reflecting the approximate relative energy content.

The Trust places a limit on the aggregate carrying value of capital assets associated with petroleum and natural gas activities which may be amortized to depletion and depreciation in future periods. Impairment is recognized when the carrying amount of the capital assets exceeds the sum of the undiscounted future cash flows expected from the proved reserves.

Upon recognition of impairment, Harvest would then measure the amount of impairment by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves using Harvest's risk-free discount rate. Any excess carrying value above the net present value of the Trust's future cash flows would be a permanent impairment and reflected as a charge to net income for the period.

Cash flows are calculated based on future price estimates, adjusted for Harvest's contractual arrangements related to pricing and quality differentials.

The cost of unproved properties is excluded from the impairment test calculation described above and subject to a separate impairment test.

Office Furniture and Equipment

Depreciation and amortization of office furniture and equipment is provided for on a straight line basis at rates ranging from 10% to 50% per annum.

(f)

Goodwill

For accounting purposes goodwill is recognized when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The carrying value of goodwill is assessed for impairment annually at year-end, or more frequently if events occur that could result in an impairment. Impairment is verified by comparing the carrying amount of goodwill for the reporting entity to the excess of the Trust's fair value of its publicly traded trust units over the related book value. If the fair value of Harvest's equity is less than the book value, impairment is measured by allocating the fair value of Harvest to its identifiable assets and liabilities at their fair values. The excess of this allocation represents the fair value of goodwill. The excess of the book value of goodwill over this implied fair value is then recognized through the statement of income as an impairment. Impairment is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

(g)

Asset Retirement Obligations

Harvest recognizes the fair value of any asset retirement obligations as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. Harvest uses a credit-adjusted risk free discount rate to estimate this fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using the method described under “Capital Assets”. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each subsequent period to reflect the passage of time and changes in the timing and amount of estimated future cash flows underlying the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

(h)

Income Taxes

Under the Income Tax Act (Canada) the Trust and its trust subsidiary entities are taxable only on income that is not distributed or distributable to their Unitholders. As both the Trust and its Trust subsidiaries distribute all of their taxable income to their respective Unitholders pursuant to the requirements of their trust indentures, neither the Trust nor its trust subsidiaries make provisions for future income taxes.

Harvest follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs.

(i)

Unit-based Compensation

Harvest determines compensation expense for the Trust Unit Rights Incentive Plan (“Trust Unit Incentive Plan”) and the Unit Award Incentive Plan by estimating the intrinsic value of the rights at each period end and recognizing the amount in income over the vesting period. After the rights have vested, further changes in the intrinsic value are recognized in income in the period of change.

The intrinsic value is the difference between the market value of the Units and the exercise price of the right in the case of the Trust Unit Incentive Plan, and the market value of the Units in the case of the Unit Award Incentive Plan. Under the Trust Unit Incentive Plan, the intrinsic value method is used as participants in the plan have the option to either purchase the Units at the exercise price or to receive a cash payment or Trust Unit equivalent, equal to the excess of the market value of the Units over the exercise price.

(j)

Non-controlling interest

Non-controlling interest represents the exchangeable shares issued by Harvest Operations to third parties which are ultimately only exchangeable for Units of the Trust.  These exchangeable shares were issued as partial consideration for a corporate acquisition during the year ended December 31, 2004.  Non-controlling interest on the consolidated balance sheet is recognized based on the fair value of the exchangeable shares on issuance together with a portion of the Trust's accumulated earnings or loss attributable to the non-controlling interest subsequent to their issuance.  Net income or loss is reduced for the portion of earnings or losses attributable to the non-controlling interest.  As the exchangeable shares are converted to Trust Units, the non-controlling interest on the consolidated balance sheet is reduced on a pro-rata basis together with a corresponding increase in Unitholders' capital.

(k)

Deferred Financing Charges

Deferred financing charges relate to costs incurred on the issuance of bank loans, 7 7/8% senior notes and the convertible debentures and are amortized, on a straight-line basis over the term of the related debt, to interest expense.

(l)

Financial Instruments

(i)

Risk Management Contracts

The Trust is exposed to market risks resulting from fluctuations in commodity prices and currency exchange rates in the normal course of its business.  The Trust may use a variety of instruments to manage these exposures.  For transactions where hedge accounting is not applied, Harvest accounts for such instruments using the fair value method by initially recording an asset or liability, and recognizing changes in the fair value of the instruments in income as an unrealized gain or loss on risk management contracts.  Where Harvest has a physical commodity sales contract, it is also recorded at fair value.  Fair values of financial instruments are determined from third party quotes or valuations provided by independent third parties.  Any realized gains or losses on risk management contracts are recognized in income in the period they occur.

The Trust may elect to use hedge accounting when there is a high degree of correlation between the price movements in the financial instruments and the items designated as being hedged and has documented the relationship between the instruments and the hedged item as well as its risk management objective and strategy for undertaking hedge transactions.  At December 31, 2005 and 2004, the Trust had not designated any of its outstanding financial instruments as hedges.

(ii)

Convertible debentures

The Trust presents outstanding convertible debentures in their debt and equity component parts on the balance sheet.

The debt component represents the total discounted present value of the semi-annual interest obligations to be satisfied by cash and the principal payment due at maturity, using the rate of interest that would have been applicable to a non-convertible debt instrument of comparable term and risk at the date of issue.  Typically, this results in an accounting value assigned to the debt component of the convertible debentures which is less than the principal amount due at maturity.  The debt component presented on the balance sheet increases over the term of the relevant debenture to the full face value of the outstanding debentures at maturity.  The difference is reflected as increased interest expense with the result that adjusted interest expense reflects the effective yield of the debt component of the convertible debentures.

The equity component of the convertible debentures is presented under “Unitholders' Equity” in the consolidated balance sheets.  The equity component represents the value ascribed to the conversion right granted to the holder, which remains a fixed amount over the term of the related debentures.  Upon conversion of the debentures into Units by the holders, a proportionate amount of both the debt and equity components are transferred to Unitholders' capital.

(iii)

Equity bridge notes

Interest expense incurred in 2004 related to equity bridge notes, which were settled during the year ended December 31, 2004, has been recorded in Interest and other financing charges on short term debt in the statement of income in 2004.

(m)

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses denominated in a foreign currency are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

3.

Changes in Accounting Policy

(a)

Financial Instruments

Effective January 1, 2005, Harvest retroactively adopted the revised Canadian accounting standard for “Financial instruments that may be settled at the Issuers' option in cash or its own equity instruments”, which requires that fixed amount contractual obligations that can be settled by issuing a variable number of equity instruments be classified as liabilities. This revised accounting standard applies to Harvest's convertible debentures as well as its equity bridge notes. The retroactive application of this revised accounting standard impacts Harvest's financial position and results from operation as reported in its 2004 audited financial statements.  These changes in accounting policy do not impact the accumulated income for the period prior to 2004.

Convertible debentures

This revised standard applies to Harvest's 9% convertible debentures issued on January 29, 2004, its 8% convertible debentures issued on August 10, 2004 and the 6.5% convertible debentures issued on August 2, 2005 and requires such financial instruments to be classified as a liability with the related interest charged to income as incurred and issue costs amortized over the term of related security. In addition, a portion of the convertible debentures relating to its equity conversion feature is classified as an equity component resulting in the carrying value of the convertible debentures being less than their face value. This discount will be accreted over the term of the respective convertible debentures using the effective interest rate method. Upon conversion of the convertible debentures into Trust Units, the debt and equity component of the convertible debentures is reclassified to Unitholders' Capital.

Previously, Unitholders' equity had been credited with the full amount of the proceeds from the issuance of convertible debentures, net of issue costs, and the interest charged directly to the accumulated income as paid.

Equity bridge notes

Under the terms of the equity bridge notes, the interest and principal may have been repaid, at the option of the Trust, in Trust Units [Note 17].  The number of Trust Units issued would have been dependent on the market value of the Units at the time of issue.  Accordingly, the revised standard requires the interest to be presented as a charge to income and the principal owing as a debt instrument.  Previously, the interest had been presented as a reduction of accumulated income and the principal owing as an equity instrument.

(b)

Exchangeable shares

On January 19, 2005, a new pronouncement was issued relating to exchangeable securities issued by subsidiaries of income trusts that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria.  The pronouncement requires that the shares be non-transferable in order to be classified as equity.  The exchangeable shares issued by Harvest Operations are transferable and have been reclassified to non-controlling interest on the consolidated balance sheets.  In addition, a provision for non-controlling interest is reflected in the consolidated statements of income.  Prior periods have been retroactively restated to reflect this presentation.

The following tables reflect the changes resulting from the retroactive adoption of these accounting policy changes in 2004.

Impact of Changes in Accounting Policy

	As reported			As restated
	December 31,	Financial	Exchangeable	December 31,
Balance sheet	2004	Instruments	Shares	2004

Deferred charges	$24,507	$1,033	$-	$25,540
Convertible debentures - debt	-	25,750	-	25,750
Non-controlling interest	-	-	6,895	6,895
Unitholders' capital	465,131	335	58	465,524
Exchangeable shares	6,728	-	(6,728)	-
Convertible debentures - equity	24,696	(24,580)	-	116
Accumulated income	31,416	(472)	(225)	30,719

Year ended
Net income	December 31, 2004
Net income - as previously reported	$18,231
Less: amortization of convertible debenture issue costs(a)	(447)
Less: interest on equity bridge notes(a)	(1,070)
Less: interest on convertible debentures(a)	(5,248)
Less: non-controlling interest(b)	(225)
Net income - as restated	$11,241

Year ended
Income per Unit	December 31, 2004
Basic as previously reported	$0.47
Basic as restated	0.45
Diluted as previously reported	0.45
Diluted as restated	0.43

4.

Acquisitions

(a)

Business Acquisitions

On August 2, 2005, the Trust acquired a partnership with certain petroleum and natural gas producing properties for total cash consideration of $237.8 million. The results have been included in the consolidated financial statements as of the closing date.

This transaction was accounted for using the purchase method.  The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Allocation of purchase price:	Amount
Working capital deficiency	$(2,644)
Capital assets	244,995
Asset retirement obligation	(4,568)
Total cash consideration	$237,783

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

On June 30, 2004, the Trust completed a Plan of Arrangement with a public oil and natural gas company to acquire all of its issued and outstanding shares. Under this plan, the Trust acquired certain petroleum and natural gas producing properties for total consideration of approximately $192.2 million. This amount consisted of the issuance of 2,720,837 Trust Units [Note 12] and the issuance of 600,587 exchangeable shares each at $14.77 [Note 14], $75 million in cash, acquisition costs of $0.8 million and the assumption of approximately $67.3 million in debt and working capital deficiency. The results have been included in the consolidated financial statements as of the closing date.

This transaction has been accounted for using the purchase method. The following summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Allocation of purchase price:	Amount
Working capital deficiency	$ (10,488)
Bank debt	(56,831)
Capital assets	213,455
Fair value of petroleum price risk management contracts	863
Goodwill	43,832
Asset retirement obligation	(8,353)
Future income tax	(57,642)
$ 124,836
Consideration for the acquisition:
Cash	$ 75,000
Issuance of Trust Units	40,183
Issuance of exchangeable shares	8,870
Acquisition costs	783
$ 124,836

(b)

Asset Acquisitions

On September 2, 2004, the Trust purchased petroleum and natural gas producing properties for cash consideration of approximately $511.4 million (including purchase price adjustments) and acquisition costs of $2.6 million. In association with this purchase, an asset retirement obligation of $45.1 million was recorded. The results have been included in the consolidated financial statements as of the closing date.

Allocation of purchase price:	Amount
Capital assets	$ 556,548
Asset retirement obligation	(45,134)
Cash	511,414

In addition, for the year ended December 31, 2004 Harvest acquired $2.5 million of small property acquisitions.

5.

Capital Assets

		Accumulated
		depletion and
December 31, 2005	Cost	depreciation	Net book value
Petroleum and natural gas properties	$1,135,118	$(247,652)	$887,466
Production facilities and equipment	298,166	(59,732)	238,434
Office furniture and equipment	5,377	(1,122)	4,255
Total	$1,438,661	$(308,506)	$1,130,155

		Accumulated
		depletion and
December 31, 2004	Cost	depreciation	Net book value
Petroleum and natural gas properties	$845,396	$(110,077)	$735,319
Production facilities and equipment	209,984	(27,817)	182,167
Office furniture and equipment	1,337	(426)	911
Total	$1,056,717	$(138,320)	$918,397

General and administrative costs of $7.1 million (2004 – $3.6 million) have been capitalized during the year ended December 31, 2005, of which $3.7 million (2004 - $nil) relate to the Trust Unit incentive plan and the Unit award incentive plan.

All costs, except those associated with undeveloped properties, are subject to depletion and depreciation at December 31, 2005 including future development costs of $183.5 million (2004 – $83.3 million). $12 million (2004 – $28.6 million) of undeveloped properties were excluded from the asset base subject to depletion at December 31, 2005.

Harvest performs an impairment test at the end of each calendar year. The petroleum and natural gas future prices used in the impairment test were obtained from third party engineers and were adjusted for contractual arrangements relating to pricing and quality differentials specific to Harvest. Based on these assumptions, the undiscounted future net revenue from Harvest's proved reserves exceed the carrying value of its petroleum and natural gas assets as at December 31, 2005 and 2004, and therefore no impairment was recorded in either of the periods ended on these dates.

Commodity price and U.S.$/Cdn.$ exchange rate assumptions reflected in the impairment test as at December 31, 2005 were as follows:

Year	WTI Oil (US$/barrel)	Foreign Exchange Rate	Edmonton Light Crude Oil (CDN$ barrel)	AECO Gas (CDN$/Gigajoule)
2006	57.50	0.85	66.60	10.05
2007	55.40	0.85	64.20	9.05
2008	52.50	0.85	60.70	8.05
2009	49.50	0.85	57.20	7.00
2010	46.90	0.85	54.10	6.85
Thereafter (escalation)	2.5%	0%	2.5%	2.5%

6.

Deferred Charges

	December 31, 2005	December 31, 2004

Deferred losses on risk management contracts	$-	$10,759
Financing costs	11,064	12,781
Discount on senior notes	1,704	2,000
	$12,768	$25,540

7.    Accounts Payable and Accrued Liabilities

	December 31, 2005	December 31, 2004
Trade accounts payable	$22,484	$13,697
Accrued interest	4,959	5,993
Trust Unit Incentive Plan and Unit Award
Incentive Plan [Note 13]	17,828	9,774
Premium on price risk management contracts	462	4,500
Accrued closing adjustments on asset
acquisition	-	13,546
Other accrued liabilities	53,223	27,139
Large corporation taxes payable	620	1,602
	$99,576	$76,251

8.

Asset Retirement Obligation

The Trust's asset retirement obligation results from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation to be approximately $373 million which will be incurred between 2006 and 2026.  The majority of the costs will be incurred between 2015 and 2026. A credit-adjusted risk-free discount rate of 10% and inflation rate of approximately 1% were used to calculate the fair value of the asset retirement obligation as at December 31, 2004. Upward revisions totaling approximately $8.7 million were made to the asset retirement obligation at December 31, 2005. The upward revisions were discounted using a revised credit adjusted risk-free discount rate of 8%.

A reconciliation of the asset retirement obligation is provided below:

Year ended December 31	2005	2004
Balance, beginning of year	$90,085	$42,009
Liabilities incurred	7,328	53,488
Revision of estimates	8,656	(8,704)
Liabilities settled	(4,146)	(929)
Accretion expense	8,770	4,221
Balance, end of year	$110,693	$90,085

9.

Bank Loan

At December 31, 2005, Harvest had $13.9 million drawn under a $400 million credit facility. The $400 million credit facility was secured by a $750 million charge over all of the assets of the operating subsidiaries and a guarantee from the Trust and consisted of a $375 million production facility plus a $25 million operating facility. This credit facility enabled funds to be borrowed, repaid and re-borrowed within the term in either Canadian or U.S. dollars and it may have been extended for an additional 364 day period on an annual basis with the agreement of the lenders.  If the term was not extended, the credit facilities would have converted to a 366 non-revolving term loan with no payment due until August 2, 2007.

Amounts borrowed under the Production Facility and Operating Facility bear interest at a floating rate based on the applicable Canadian or U.S. prime rate plus 0 basis points to 225 basis points depending on the type of borrowing and Harvest's debt to annualized cash flow ratio, as defined in the Credit Agreement. For the year ended December 31, 2005 we paid interest at an average rate of 4.75% (2004 – 4.65%) and 6.39% (2004 – 5.14%) for the Canadian and U.S amounts drawn, respectively. Availability under this facility was subject to a reserve based borrowing calculation performed by the lender at least on a semi annual basis.

This facility was fully repaid on February 2, 2006.  See Note 21 for a description of Harvest's new bank facility.

10.

Convertible Debentures

The Trust has issued three series of unsecured subordinated debentures.  Interest on the debentures is payable semi-annually in arrears in equal installments on dates prescribed by each series.  The debentures are convertible into fully paid and non-assessable Trust Units, at the option of the holder, at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by the Trust for redemption.  The conversion price per Trust Unit is specified for each series and may be supplemented with a cash payment for accrued interest and in lieu of any fractional Trust Units resulting from the conversion.

The debentures may be redeemed by the Trust at its option in whole or in part prior to their respective maturity dates.  The redemption price for the first redemption period is at a price equal to $1,050 per debenture and at $1,025 per debenture during the second redemption period.  Any redemption will include accrued and unpaid interest at such time.  The Trust may elect to settle the principal due at maturity or on redemption and periodic interest payments in the form of Trust Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date.

The following is a summary of the three series of convertible debentures.

	Interest	Original	Conversion		First redemption	Second redemption
Issue date	rate	face value	price / Trust		period	period
		(millions)	Unit	Maturity
Jan 29, 2004	9%	$60	$13.85(a)	May 31, 2009	Jun. 1/07-May 31/08	Jun. 1/08-May. 30/09
Aug 10, 2004	8%	$100	$16.07(a)	Sept. 30, 2009	Oct. 1/07-Sept. 30/08	Oct. 1/08-Sept. 29/09
Aug 2, 2005	6.5%	$75	$31.00	Dec. 31, 2010	Jan. 1/09-Dec. 31/09	Jan. 1/10-Dec. 30/10
(a) The conversion price for the 9% convertible debentures and the 8% convertible debentures changed from $14.00 and $16.25 per unit respectively, as a result of the special distribution described in Note 12.

The following table summarizes the issuance and subsequent conversions of the convertible debentures:

	9% Series		8% Series		6.5% Series		Total
	Number	Amount	Number	Amount	Number	Amount	Amount
January 29, 2004 issuance	60,000	$ 60,000	-	$ -	-	$ -	$ 60,000
August 10, 2004 issuance	-	-	100,000	100,000	-	-	100,000
Portion allocated to equity	-	(17)	-	(745)	-	-	(762)
Accretion of non-cash interest expense	-	2	-	23	-	-	25
Converted into Trust Units	(49,300)	(49,287)	(84,841)	(84,226)	-	-	(133,513)
As at December 31, 2004	10,700	$ 10,698	15,159	$ 15,052	-	$ -	$ 25,750
August 2, 2005 issuance					75,000	75,000	75,000
Portion allocated to equity	-	-	-	-	-	(4,932)	(4,932)
Accretion of non-cash interest expense	-	-	-	11	-	228	239
Converted into Trust Units	(8,923)	(8,921)	(11,373)	(11,299)	(33,527)	(31,382)	(51,602)
As at December 31, 2005	1,777	$ 1,777	3,786	$ 3,764	41,473	$ 38,914	$ 44,455
Fair value of convertible
debentures at December 31, 2005		$ 4,700		$ 8,670		$ 49,768	$ 63,138
Face value of convertible
debentures at December 31, 2005		$ 1,777		$ 3,786		$ 41,473	$ 47,036

The following table summarizes the reclassification of the equity component of convertible debentures to Unitholders' equity:

	9% Series	8% Series	6.5% Series
	Equity Value	Equity Value	Equity Value	Total
January 29, 2004 issuance, net	$ 17	$ -	$ -	$ 17
August 10, 2004 issuance, net	-	745	-	745
Converted into Trust Units, net	(14)	(632)	-	(646)

As at December 31, 2004	$ 3	$ 113	$ -	$ 116
August 2, 2005 issuance, net	-	-	4,720	4,720
Converted into Trust Units, net	(3)	(85)	(2,109)	(2,197)

As at December 31, 2005	$ -	$ 28	$ 2,611	$ 2,639

See Note 21 regarding subsequent assumption of additional convertible debentures associated with the Viking Arrangement.

11.

7 7/8% Senior Notes

On October 14, 2004, Harvest Operations Corp., a wholly owned subsidiary of the Trust, issued US$250 million of 7 7/8% Senior Notes for cash proceeds of $311,951,000. The balance is reflected using the current Canadian/U.S. dollar exchange rate on each successive balance sheet.  The balance as at December 31, 2005 is $290,750,000 reflecting exchange gains of $21,201,000 since its inception. The 7 7/8% Senior Notes are unsecured, require interest payments semi-annually on April 15 and October 15 each year and mature on October 15, 2011.  Prior to maturity, redemptions are permitted as follows:

•

Before October 15, 2007 at 107.875% of the principal amount*

•

Beginning on October 15, 2008 at 103.938% of the principal amount

•

After October 15, 2009 at 101.969% of the principal amount

•

After October 15, 2010 at 100% of the principal amount

*Limited to 35% of the notes issued and limited to repayment with proceeds from an equity offering.

The 7 7/8% Senior Notes contain certain covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1. In addition, the 7 7/8% Senior Notes restrict the Trust's ability to pay distributions to unitholders.  Distributions are limited to 80% of cumulative cash flows from operations, before settlement of asset retirement obligations and changes in non-cash working capital, from the date of issuance of the 7 7/8% Senior Notes.  An excess carryforward balance of approximately Cdn$300 million exists as at December 31, 2005.

The 7 7/8% Senior Notes are unconditionally guaranteed by the Trust and all of its wholly-owned subsidiaries. The fair value of the 7 7/8% Senior Notes at December 31, 2005 approximated book value.

12.

Unitholders' Capital

(a)

Authorized

The authorized capital consists of an unlimited number of Trust Units.

(a)

Issued

		(restated, Note 3)
	Number of Units	Amount
As at January 1, 2004	17,109,006	$ 117,407
Plan of Arrangement [Note 4]	2,720,837	40,183
Conversion of subscription receipts	12,166,666	175,200
Convertible debenture conversions-9% series [Note 10]	3,521,404	49,301
Convertible debenture conversions-8% series [Note 10]	5,220,995	84,858
Exchangeable share retraction [Note 14]	152,396	2,200
Distribution reinvestment plan issuance	751,727	12,553
Unit appreciation rights exercise	145,469	721
Issue costs	-	(16,899)
As at December 31, 2004	41,788,500	$ 465,524
Conversion of subscription receipts	6,505,600	175,001
Convertible debenture conversions-9% series	643,133	8,924
Convertible debenture conversions-8% series	703,976	11,383
Convertible debenture conversion-6.5% series	1,081,497	33,585
Exchangeable share retraction [Note 14]	299,123	3,865
Distribution reinvestment plan issuance (including
premium distribution reinvestment plan)	1,167,109	36,217
Special distribution	465,285	10,678
Unit appreciation rights exercise and other	328,344	12,084
Issue costs	-	(9,949)

As at December 31, 2005	52,982,567	$ 747,312

On February 28, 2005, the Trust declared a special distribution of 2004 income to unitholders' effective as at December 31, 2004. The special distribution was paid in units, with each unitholder of record on March 31, 2005 receiving 0.01098 of a Trust Unit per Trust Unit held on that date.

On August 17, 2005, the Trust implemented a premium distribution reinvestment plan.  The premium distribution program enables investors to receive a cash payment equal to 102% of the regular distribution amount.  The impact to the Trust is the same as the regular distribution reinvestment plan whereby it settles distributions with units rather than cash, at a discount to the current market price of the Units.

(c)

Per Trust Unit Information

The following tables summarize the net income and Trust Units used in calculating income per Trust Unit:

Net income adjustments	2005	2004
Net income, basic	$104,946	$11,241
Non-controlling interest	149	-
Interest on convertible debentures	1,128	-
Net income, diluted(1)	$106,223	$11,241

Weighted average Trust Units adjustments	2005	2004
Number of Units
Weighted average Trust Units outstanding, basic	46,557,151	25,033,567
Effect of convertible debentures	880,208	-
Effect of exchangeable shares	274,768	-
Effect of Employee Unit Incentive Plans	795,754	1,140,738
Weighted average Trust Units outstanding, diluted(2)	48,507,881	26,174,305

(1)

Net income, diluted excludes the impact of the conversions of the 6.5% convertible debentures of $1,736,000 for the year ended December 31, 2005.  The impact of the non-controlling interest of $225,000 and the impact of the conversion of the 9% and 8% debentures of $5,223,000 for the year ended December 31, 2004 was also excluded, as the impact was anti-dilutive.

(2)

Weighted average Trust Units outstanding, diluted for the year ended December 31, 2005 does not include the unit impact of 749,000 for the 6.5% convertible debentures.  For the year ended December 31, 2004 it does not include the impact of the conversion of the debentures as the impact would be anti-dilutive. Total Units excluded were 6,004,145.  The impact of the exchangeable shares has also been excluded as the impact would be anti-dilutive.  Total Units excluded were 290,090, which reflects the weighted average exchangeable shares outstanding based on the conversion ratio at December 31, 2004.

13.

Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

The Trust Unit Incentive Plan was established in 2002. In December 2004, the plan was modified such that the ability to settle a Unit appreciation right with cash is now solely at the option of the holder and not subject to the discretion of the Board of Directors of Harvest Operations. The Trust is authorized to grant non-transferable Unit appreciation rights to directors, officers, consultants, employees and other service providers to an aggregate of a rolling maximum of 7% of the outstanding Trust Units and the number of Trust Units issuable upon the exchange of any outstanding exchangeable shares.  The initial exercise price of rights granted under the plan is equal to the market price of the Trust Units at the time of grant and the maximum term of each right is five years. The rights vest equally over four years commencing on the first anniversary of the grant date. The exercise price of the rights may be reduced by an amount up to the amount of cash distributions made on the Trust Units subsequent to the date of grant of the respective right, provided that the Trust's net operating cash flow (on an annualized basis) exceeds 10% of the Trust's recorded cost of capital assets less all debt, working capital deficiency (surplus) or debt equivalent instruments, accumulated depletion, depreciation and amortization charges, asset retirement obligations, and any future income tax liability associated with such capital assets. Any portion of a distribution that does not reduce the exercise price on exercised rights is paid to the holder in cash on a semi-annual basis.

As a result of the modification of the Trust Unit incentive plan in 2004, the Trust is required to recognize a liability on its consolidated balance sheet associated with the Units reserved under the plan. This obligation represents the difference between the market value of the Trust Units and the exercise price of the vested Unit rights outstanding under the plan. As such, an obligation of $17.8 million (2004 - $9.8 million) has been recorded in accounts payable and accrued liabilities for the graded vested portion of the 1,305,143 (2004 - 1,117,725) Trust Units outstanding under the plan at December 31, 2005. For accounting purposes, vesting is deemed to occur on a pro rata basis throughout the year, rather than at a vesting date which only occurs on the anniversary date of the grant.

The following summarizes the Trust Units reserved for issuance under the Trust Unit incentive plan:

		2005		2004
	Unit	Weighted	Unit	Weighted
	Appreciation	Average	Appreciation	Average
	Rights	Exercise Price	Rights	Exercise Price
Outstanding beginning of year	1,117,725	$ 11.92	1,065,150	$ 9.04
Granted	793,325	26.69	445,600	16.47
Exercised	(420,157)	9.49	(253,750)	8.30
Cancelled	(185,750)	25.70	(139,275)	10.91
Outstanding before exercise price reductions	1,305,143	19.72	1,117,725	11.92
Exercise price reductions	-	(2.99)	-	(1.83)
Outstanding, end of year	1,305,143	$ 16.73	1,117,725	$ 10.09

Exercisable before exercise price reductions	109,068	$ 13.56	206,688	$ 8.89
Exercise price reductions	-	(4.04)	-	(2.64)
Exercisable, end of year	109,068	$ 9.52	206,688	$ 6.25

The following table summarizes information about Unit appreciation rights outstanding at December 31, 2005.

			Outstanding		Exercisable
			Exercise
Exercise Price	Exercise Price		Price net of	Remaining	At	Exercise Price
before price	net of price	At December	price	Contractual	December,	net of price
reductions	reductions	31, 2005	reductions(a)	Life (a)	31, 2005	reductions (a)
$8.00 - $10.21	$2.75 - $4.96	183,125	$ 2.98	1.9	8,750	$ 4.98
$10.30 - $13.15	$5.55 - $9.15	162,575	7.78	2.7	64,525	7.38
$13.35 - $17.95	$9.54 - $15.04	212,875	11.98	3.5	19,300	11.48
$18.55 - $25.68	$15.72 - $23.45	607,968	21.61	4.2	16,493	17.98
$27.49-$37.56	$25.93 - $36.00	138,600	31.36	4.6	-	N/A
$8.00 - $37.56	$2.75 - $36.00	1,305,143	$ 16.73	3.6	109,068	$ 9.52
(a) Based on weighted average Unit appreciation rights outstanding.

Unit Award Incentive Plan

In the year ended December 31, 2004, the Trust implemented a Unit award incentive plan (“Unit award plan”). The Unit award plan authorizes the Trust to grant awards of Trust Units to directors, officers, employees and consultants of the Trust and its affiliates. Subject to the Board of Directors' discretion, awards vest annually over a four year period and, upon vesting, entitle the holder to receive the number of Trust Units subject to the award or the equivalent cash amount. The number of Units to be issued is adjusted at each distribution date for an amount approximately equal to the foregone distributions. The fair value associated with the Trust Units granted under the Unit award plan is expensed in the statement of income over the vesting period.

Upon completion of the Plan of Arrangement with Viking [see Note 21], Unitholders approved the issuance of up to 0.5% of outstanding Trust Units under the Unit award plan.

Number	December 31, 2005	December 31, 2004
Outstanding, beginning of year	10,662	-
Granted	23,466	15,000
Adjusted for distributions	1,237	662
Cancelled	-	(5,000)
Outstanding, end of year	35,365	10,662

Upon closing of the Viking Plan of Arrangement all awards and rights issued under the Trusts' employee unit incentive plans vested and additional rights and awards were issued under both plans.

The Trust has recognized compensation expense of $17.3 million (2004 – $11.4 million), including non cash compensation expense of $16.3 million (2004 - $9.5 million), for the year ended December 31, 2005, related to the Trust Unit Incentive Plan and the Unit award plan and this is reflected in general and administrative expense in the consolidated statements of income.

14.

Exchangeable Shares

(a)

Authorized

Harvest Operations is authorized to issue an unlimited number of exchangeable shares without nominal or par value.

(b)

Issued

Exchangeable shares, series 1	December 31, 2005	December 31, 2004
Outstanding, beginning of year	455,547	-
Issued pursuant to corporate acquisition		600,587
Shareholder retractions	(272,578)	(145,040)
Outstanding , end of year	182,969	455,547
Exchange ratio	1.17475	1.06466

On June 30, 2004, 600,587 exchangeable shares, series 1 were issued at $14.77 each as partial consideration under a Plan of Arrangement [Note 4(a)]. The exchangeable shares, series 1 can be converted at the option of the holder at any time into Trust Units. The number of Trust Units issued to the holder upon conversion is based upon the applicable exchange ratio at that time. The exchange ratio is calculated monthly and adjusts to account for distributions paid to Unitholders during the period that the exchangeable shares are outstanding. The exchangeable shares are not eligible to receive distributions. The exchangeable shares that have not been converted by the holder may be redeemed in part or in their entirety by Harvest Operations at any date until June 30, 2009, at which time all remaining exchangeable shares in this series will be redeemed for Trust Units at the then current exchange ratio [see Note 21].

(c)

Non-controlling interest

The following is a summary of the non-controlling interest:

		(restated, Note 3)
	December 31, 2005	December 31, 2004
Non-controlling interest, beginning of year	$ 6,895	$ -
Issue of exchangeable shares	-	8,870
Exchanged for Trust Units	(3,865)	(2,200)
Current period income attributable to non-controlling interest	149	225
Non-controlling interest, end of year	$ 3,179	$ 6,895
Accumulated income attributed to non-controlling interest	$ 374	$ 225

15.

Income Taxes

The future income tax asset and liability on the consolidated balance sheet reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities of Harvest Operations and the Trust's other corporate subsidiaries and their corresponding income tax bases as at that date. Changes in the balance between periods is reflected as future income tax expense or recovery in the consolidated statements of income. The legislated reductions in the Federal and Provincial income tax rates were implemented as expected in 2004. Federal rates are expected to decline further until 2007, resulting in an effective tax rate of approximately 34% for the Trust, which is the rate applied to the temporary differences in the future income tax calculation based on when these differences are expected to reverse.

The provision for future income taxes varies from the amount that would be computed by applying the combined Canadian Federal and Provincial income tax rates to the reported income before taxes as follows:

	2005	2004
Income before taxes	$72,709	$2,609
Combined Canadian Federal and Provincial statutory
income tax rate	37.6%	38.9%
Computed income tax expense at statutory rates	27,339	1,015
Income earned by flow through entities	(64,763)	(14,802)
	(37,424)	(13,787)
Increased expense (recovery) resulting from the following:
Non-deductible crown charges	4,242	1,278
Resource allowance	(3,499)	(1,731)
Non-deductible portion of capital loss (gain)	(1,834)	2,633
Unit appreciation rights expense	4,455	560
Income tax rate change	2,300	549
Other	(611)	136
Future income tax recovery	$(32,371)	$(10,362)

The components of the future income tax liability (asset) are as follows:

	2005	2004
Net book value of petroleum and natural gas assets in
excess of tax pools	$41,270	$46,333
Asset retirement obligation	(12,826)	(9,691)
Net unrealized losses related to risk management contracts
and foreign exchange positions – current	(17,483)	2,293
Net unrealized losses related to risk management contracts
and foreign exchange positions – long-term	1,532
Non-capital loss carry forwards for tax purposes	(4,701)	(1,172)
Deferral of taxable income in Partnership	1,425	2,339
Working capital and other items	(6,917)	(5,431)
Future income tax liability (asset), net	$2,300	$34,671

The non-capital losses described above expire between the years 2010 and 2015.

The amount of tax pools available to the Trust, in all of its subsidiaries, are approximately $476 million.  These tax pools are primarily made up of resource tax pools, undepreciated capital cost tax pools, and unit issue cost tax pools. These tax pools are available for deduction in future years to enable the Trust to manage its exposure to income taxes.  The temporary differences for the non-taxable entities are approximately $500 million.

16.

Financial Instruments and risk management contracts

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

(a)

Fair Values

Financial instruments of the Trust consist mainly of accounts receivable, accounts payable and accrued liabilities, cash distribution payable, bank loan, risk management contracts, convertible debentures and senior notes. Other than as disclosed in Note 10 for the convertible debentures, there were no significant differences between the carrying values of these financial instruments reported on the balance sheet and their estimated fair values due to their short term to maturity and the fact that the risk management contracts are presented at fair value on the balance sheet.

(b)

Interest Rate Risk

The Trust is exposed to interest rate risk on its bank loan as interest rates are determined in relation to floating market rates. Harvest's convertible debentures and 7 7/8% Senior Notes have fixed interest rates.

(c)

Credit Risk

Substantially all accounts receivable are due from customers in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with the Trust. The Trust periodically assesses the financial strength of its partners and customers, including parties involved in marketing or other commodity arrangements. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

(d)

Foreign Exchange Rate Risk

The Trust is exposed to the risk of changes in the Canadian/U.S. dollar exchange rate on sales of commodities that are denominated in U.S. dollars or directly influenced by U.S. dollar benchmark prices. In addition, the Trust's 7 7/8% Senior Notes are denominated in U.S. dollars (U.S.$250 million). These notes act as an economic hedge to help offset the impact of exchange rate movements on commodity sales during the year. As at December 31, 2005 the full balance of the notes is still outstanding and is not repayable until October 15, 2011. Interest is payable semi-annually on the notes in U.S. dollars.

(e)

Risk Management Contracts

The Trust uses fixed price petroleum sales contracts and financial instruments to manage its commodity price exposure. Under the terms of some of these instruments, Harvest Operations is required to provide security to its counterparties from time to time based on the underlying market value of those contracts. As at December 31, 2005, no security was provided. The Trust is also exposed to counterparty risk for these risk management contracts. This risk is managed by diversifying the Trust's risk management portfolio among a number of counterparties and by dealing with large investment grade institutions.

The following is a summary of Harvest's risk management contracts outstanding, along with their fair value at December 31, 2005.

Quantity	Type of Contract	Term	Reference	Fair value
8,750 bbl/d	Participation swap	January – December 2006	U.S$38.16(a)	$ (44,903)
5,000 bbl/d	Participation swap	July – December 2006	U.S$45.17(a)	(9,057)

7,500 bbl/d	Indexed put contract – bought put	January – June 2006	U.S.$34.00(c)	(779)
3,750 bbl/d	Indexed put contract – sold call	January – June 2006	U.S.$34.00(c)	(22,194)
3,750 bbl/d	Indexed put contract – bought call	January – June 2006	U.S.$44.00(c)	14,515

5,000 bbl/d	Indexed put contract – bought put	January – December 2006	U.S.$55.00(c)	4,645
2,500 bbl/d	Indexed put contract – sold call	January – December 2006	U.S.$55.00(c)	(10,773)
2,500 bbl/d	Indexed put contract – bought call	January – December 2006	U.S.$65.00(c)	4,706
2,500 bbl/d	Indexed put contract – sold call	January – December 2006	U.S.$70.00(c)	(3,022)
2,500 bbl/d	Indexed put contract – bought call	January – December 2006	U.S.$83.00(c)	1,002

U.S.12.9 M	Foreign currency call contract	Dec. 2005 – Jan. 2006	1.163Cdn/U.S.	(108)
Total current portion of fair value deficiency				$ (65,968)

5,000 bbl/d	Participating swap	January 2006 – June 2007	U.S.$49.03(b)	(7,105)

5,000 bbl/d	Indexed put contract – bought put	January – December 2007	U.S.$50.00(c)	7,559
2,500 bbl/d	Indexed put contract – sold call	January – December 2007	U.S.$50.00(c)	(17,563)
2,500 bbl/d	Indexed put contract – bought call	January – December 2007	U.S.$60.00(c)	11,274
2,500 bbl/d	Indexed put contract – sold call	January – December 2007	U.S.$70.00(c)	(6,828)
2,500 bbl/d	Indexed put contract – bought call	January – December 2007	U.S.$83.00(c)	3,353

200 Mcf/d	Fixed price contract	Jan. 2006-Dec.2008	Cdn. $4.29(d)	(1,139)
Total long-term portion of fair value deficiency				$ (10,449)

(a)

This price is a floor.  The Trust realizes this price plus 50% of the difference between spot price and this price.

(b)

This price is a floor.  The Trust realizes this price plus 75% of the difference between spot price and this price.

(c)

Each group of a puts and call  reflect an “indexed put option”.  These series of puts and calls serve to fix a floor price while retaining upward price exposure on a portion of price movements above the floor price.

(d)

This contract contains an annual escalation factor such that the fixed price is adjusted each year.

Quantity	Type of Contract	Term	Reference	Fair value
4,000 bbl/d	Differential swap – Bow River	January 2006 – June 2006	29.90%	$ 3,424
5,000 bbl/d	Differential swap – Bow River	January 2006 – June 2006	27.50%	4,664
4,000 bbl/d	Differential swap – Bow River	July 2006 – December 2006	29.58%	1,550
5,000 bbl/d	Differential swap – Bow River	July 2006 – December 2006	27.5%	2,409

1,000 bbl/d	Differential swap – Wainwright	January – June 2006	29.90%	1,171
1,000 bbl/d	Differential swap – Wainwright	July - December 2006	29.58%	877

			Cdn$9.00-
5,000 GJ/d	Natural gas price collar contract	April - October 2006	$13.06	378

25 MWH	Electricity price swap contracts	January – March 2006	Cdn $48.00	929
35 MWH	Electricity price swap contracts	January – December 2006	Cdn $48.58	5,829
Total current portion of fair value				$ 21,231

25 MWH	Electricity price swap contracts	January – December 2007	Cdn $55.00	2,190
25 MWH	Electricity price swap contracts	January – December 2008	Cdn $55.00	438
Total long-term portion fair value				$ 2,628

At December 31, 2005, the net unrealized loss position reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $52.6 million (2004 - $15.4 million).

For the year ended December 31, 2005, the total unrealized loss recognized in the consolidated statement of income, including amortization of deferred charges and gains, was $45.1 million (2004 - $11.3 million). The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

At October 1, 2004, the Trust discontinued hedge accounting for all of its risk management contracts. For those contracts where hedge accounting had previously been applied, a deferred charge or credit was recorded equal to the fair value of the contracts at the time hedge accounting was discontinued with a corresponding amount recorded as a deferred loss or credit on risk management contracts, respectively on the consolidated balance sheet. The deferred charge or credit is recognized in income in the period in which the underlying hedged transaction is recognized.

For the year ended December 31, 2005, $10.8 million (2004 - $14.9 million) of the deferred charge and $1.8 million (2004 - $350,000) of the deferred credit has been amortized and recorded in unrealized net losses on risk management contracts in the consolidated statements of income. At December 31, 2005, nil (2004 - $10.8 million) and $398,000 (2004 - $2.2 million) remain in deferred charges and deferred credits, respectively on the balance sheet, related to the impact of discontinuing  hedge accounting.

17.

Related Party Transactions

A director of Harvest Operations and a corporation controlled by that director had advanced $25 million pursuant to the equity bridge notes as at January 1, 2004. On January 2, 2004, Harvest Operations paid $665,068 in accrued interest on these notes. On January 26 and 29, 2004, Harvest Operations repaid the outstanding principal amount and paid $185,232 of interest accrued. The notes were amended on June 29, July 7 and July 9, 2004. These notes were drawn by $30 million ($25 million on June 29, 2004 and $5 million on July 9, 2004) and repaid as to $20 million on August 11, 2004 and $10 million on December 30, 2004. The notes accrued interest at 10% per annum, were secured by a fixed and floating charge on the assets of the Trust and were subordinate to the interests of the senior secured lenders pursuant to Harvest Operations' credit facility.

18.

Change in Non-Cash Working Capital

	Year ended December 31
	2005	2004

Changes in non-cash working capital items:
Accounts receivable	$(29,738)	$(24,860)
Prepaid expenses and deposits	1,888	9,117
Current portion of risk management contracts assets	(12,370)	(8,861)
Accounts payable and accrued liabilities	23,325	58,168
Cash distribution payable	10,186	4,936
Current portion of risk management contracts liability	38,041	-
Current portion of future income tax asset	(19,874)	27,927
	$11,458	$66,427

Changes relating to operating activities	(22,519)	$(11,103)
Changes relating to financing activities	(1,035)	5,097
Changes relating to investing activities	9,927	16,547
Add: Non cash changes	25,085	55,886
	$11,458	$66,427

19.

Commitments, Contingencies and Guarantees

From time to time, the Trust is involved in litigation or has claims brought against it in the normal course of business operations. Management of Harvest Operations is not currently aware of any claims or actions that would materially affect the Trust's reported financial position or results from operations.

In the normal course of operations, management may also enter into certain types of contracts that require the Trust to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on the Trust's reported financial position or results from operations.

The Trust has letters of credit outstanding in the amount of approximately $7.7 million primarily provided to electricity infrastructure providers. These letters are provided by Harvest Operations' lenders pursuant to the credit agreement [Note 9]. These letters expire between April 30, 2006 and December 31, 2006, and are expected to be renewed as required.

The following is a summary of the Trust's contractual obligations and commitments as at December 31, 2005:

	Payments Due by Period
	2006	2007	2008	2009	2010	Thereafter	Total
Debt repayments (1)	-	13,869	-	-	-	290,750	304,619
Capital commitments	4,936	-	-	-	-	-	4,936
Operating leases(2)	2,238	2,063	1,993	1,993	1,234	-	9,521
Total contractual
obligations	7,174	15,932	1,993	1,993	1,234	290,750	319,076

(1)

Assumes that the outstanding convertible debentures either convert at the holders' option for Units or are redeemed for Units at the Trust's option.

(2)

Relating to building and automobile leases.

20.

Reconciliation of the Consolidated Financial Statements to United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles as they have been applied to the accompanying consolidated financial statements are not material except as described below. Items required for financial disclosure under U.S. GAAP may be different from disclosure standards under Canadian GAAP; any such differences are not reflected here.

The application of U.S. GAAP would have the following effects on net income as reported:

		Year Ended December 31,
		2005		2004

Net income under Canadian GAAP		$104,946		$11,241

Adjustments
Unrealized loss on derivative financial instruments (f)		8,980		3,886
Future tax impact of deferred charges relating to derivative financial instruments (f) (g)		(3,019)		2,885
Depletion, depreciation and accretion (b)		1,592		-
Future tax impact on capital assets (b) (g)		(535)		-
Future income tax effect on unrealized loss on derivative financial instruments (f) (g)		-		(5,251)
Non-cash interest expense on debentures (d)		239		25
Amortization of deferred financing charges (d)		(38)		(99)
Non-controlling interest (e)		149		225
Non-cash general and administrative expenses (c)		-		1,455

Net income under U.S. GAAP		112,314		14,367

Increase in redemption value of Trust Units under U.S. GAAP (e)		(638,044)		(298,893)

Net loss available to unitholders under U.S. GAAP (e)		$(525,730)		$(284,526)

Basic
Net income per Trust Unit under U.S. GAAP (before changes in
redemption value of Trust Units)		$2.41		$0.57
Net loss available to unitholders per Trust Unit under U.S. GAAP		$(11.29)		$(11.24)

Diluted
Net income per Trust Unit under U.S. GAAP (before changes in	$		$
redemption value of Trust Units)		2.33		0.54
Net loss available to unitholders per trust unit under U.S. GAAP		$(11.29)		$(11.24)

Net loss – U.S. GAAP		$(525,730)		$(284,526)
Future income tax recovery – U.S. GAAP		(28,817)		(7,996)

Net loss before taxes – U.S. GAAP		$(554,547)		$(292,522)

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported:

	December 31, 2005		December 31, 2004
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Assets
Capital assets (a) (b)	$1,130,155	$1,131,747	$918,397	$918,397
Deferred charges (d) (f) (h)	$12,768	$10,951	$25,540	$12,768
Future income tax (g)	$22,975	$22,975	$3,101	$-

Liabilities
Deferred credit (f)	$1,389	$991	$2,177	-
Senior notes (h)	$290,750	$289,045	$300,500	$298,488
Convertible debentures – liability (d)	$44,455	$47,036	$25,750	$25,859
Future income tax (f)(g)	$25,275	$25,944	$37,772	$31,786

Non-controlling interest (e)	$3,179	-	$6,895	-

Temporary equity (e)	-	$1,783,159	-	$867,452

Unitholders' Equity
Unitholders' capital (e)	$747,312	$-	$465,524	-
Equity component of convertible debentures (d)	$2,639	-	$116	-
Accumulated income	$135,665	$(895,736)	$30,719	$(370,005)

(a)

Under Canadian GAAP, the Trust performs an impairment test that limits the capitalized costs of its petroleum and natural gas assets to the discounted estimated future net revenue from proved and probable petroleum and natural gas reserves plus the cost of unproved properties less impairment, estimated future prices and costs. The discount rate used is equal to Harvest's risk free interest rate. Under U.S. GAAP, entities using the full cost method of accounting for petroleum and natural gas activities perform an impairment test on each cost centre using discounted future net revenue from proved petroleum and natural gas reserves discounted at 10%. The prices used under the U.S. GAAP impairment test are those in effect at year end. There was no impairment under U.S. GAAP at December 31, 2005 or 2004.

(b)

Under Canadian GAAP, proved reserves are estimated using estimated future prices and costs.  These proved reserves form the basis for the depletion calculation.

Under U.S. GAAP, proved reserves used for the depletion calculation are estimated using constant prices and costs.  In the current year there is a significant difference in proved reserves under U.S. GAAP and Canadian GAAP and  as a result a difference is realized in the depletion expense for 2005.

(c)

Under Canadian GAAP, the Trust determines compensation expense related to its Trust Unit Incentive Plan and Unit award plan using the intrinsic value method described in Note 2 (i).

Under U.S. GAAP, SFAS 123 “Accounting for Stock-Based Compensation” determines compensation expense using the same method as under Canadian GAAP for 2005 and 2004.  The Trust Unit Incentive Plan and the Unit Award Incentive Plan both allow for the settlement of the award with cash at the holders option. In 2004, an adjustment is made to reflect compensation expense recorded under U.S. GAAP relating to rights issued in 2002 previously not expensed under Canadian GAAP. For the year ended December 31, 2005, no adjustment is required as the same accounting method has been applied under both Canadian and U.S. GAAP.

(d)

Upon adoption of revised Canadian accounting standards for financial instruments (see Note 3), the Trust's convertible debentures were classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity under Canadian GAAP.  Issue costs for the debentures are allocated between the equity portion and deferred charges for the debt portion.  In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal due on maturity.

Under U.S. GAAP, the convertible debentures in their entirety are classified as debt, and as a result all of the issue costs would be recorded as deferred charges.  To the extent a portion of the issue costs were allocated to equity under Canadian GAAP there is a difference in amortization for the related deferred charges.  The non-cash interest expense recorded under Canadian GAAP would not be recorded under U.S. GAAP.

(e)

Under the Trust's Indenture, Trust Units are redeemable at any time on demand by the Unitholder for cash. Under U.S. GAAP, the amount included on the consolidated balance sheet for Unitholders' Equity would be reduced by an amount equal to the redemption value of the Trust Units as at the balance sheet date. The same accounting treatment would be applicable to the exchangeable shares. The redemption value of the Trust Units and the exchangeable shares is determined with respect to the trading value of the Trust Units as at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Changes, if any, in the redemption value during a period results in a charge to permanent equity and is reflected as either an increase or decrease in earnings available to Unitholders for the year.  Under Canadian GAAP the exchangeable shares are recorded as non-controlling interest.

(f)

Under U.S. GAAP, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments be recorded on the consolidated balance sheet as either an asset or liability measured at fair value, and requires that changes in fair value be recognized currently in income unless specific hedge accounting criteria are met. U.S. GAAP requires that a company formally document, designate, and assess the effectiveness of derivative instruments before hedge accounting may be applied. The Trust had not formally documented and designated any hedging relationships as at December 31, 2005 or December 31, 2004 and as such, the risk management contracts were not eligible for hedge accounting treatment under U.S. GAAP.

The Trust implemented fair value accounting effective January 1, 2004 under Canadian GAAP and had designated a portion of its risk management contracts as hedges. During the year-ended December 31, 2004 , the Trust discontinued hedge accounting for all risk management contracts under Canadian GAAP. Upon discontinuing hedge accounting, a deferred charge or gain is recorded representing the fair value of the contract at that time. This difference is amortized over the term of the contract. Under U.S. GAAP there were no contracts designated as hedges. To the extent deferred charges and credits were recorded and amortized when hedge accounting was discontinued, there is a difference between Canadian and U.S. GAAP. The deferred charges and gains continue to be amortized under Canadian GAAP for the year-ended December 31, 2005, and create a difference from U.S. GAAP.

(g)

The Canadian GAAP liability method of accounting for income taxes is similar to the U.S. GAAP SFAS 109, “Accounting for Income Taxes”, which requires the recognition of tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Trust's consolidated financial statements. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future income tax, whereas Canadian GAAP uses substantively enacted rates. There are no differences for the years ended December 31, 2005 and December 31, 2004 relating to tax rate differences.

Upon adoption of fair value accounting for its risk management contracts under Canadian GAAP, deferred charges and credits were set up when hedge accounting was discontinued. As there is no tax base relating to these balances, a temporary difference was created. This difference does not exist under U.S. GAAP as there are no deferred charges or credits under U.S. GAAP. In addition, to the extent differences exist between depletion, depreciation and amortization and consequently the capital assets balance, there is a difference in future income tax. For the year ended December 31, 2004, to the extent there were historical differences with respect to Canadian and U.S. GAAP due to risk management assets and liabilities, these amounts are now required to be eliminated as the balances of those accounts under Canadian and U.S. GAAP are now the same.

(h)

Under Canadian GAAP, the discount on the senior notes has been recorded in deferred charges. Under U.S. GAAP, this amount is required to be applied against the senior notes balance.

The following are standards and interpretations that have been issued by the Financial Accounting Standards Board ("FASB") which are not yet in effect for the periods presented but would comprise U.S. GAAP when implemented:

In December 2004, FASB issued statement 123R “Share Based Payments” that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposal eliminates the ability to account for share-based compensation transactions using APB 25, “Accounting for Stock Issued to Employees”, and generally requires instead, that such transactions be accounted for using a fair-value-based method. The effective date would be for the first annual period beginning on or after June 15, 2005. Management has not yet assessed the impact of this standard on its consolidated financial statements.

In December 2004, FASB issued statement number 153 “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29”. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The effective date of this statement is for fiscal periods beginning after June 15, 2005. Management does not expect this statement to have a material impact on its consolidated financial statements.

In May 2005, FASB issued Statement No. 154 “Accounting Changes and Error Corrections – a replacement of APB No. 20 and FASB Statement No. 3”. This statement replaces APB Opinion No. 20 “Accounting Changes”, and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.  Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  This Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005 and will be applied prospectively.

In February 2006, FASB issued Statement No. 155 “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements no. 133 and 140”  This statement amends FASB Statements No. 133 “Accounting for Derivative Instruments and Hedging Activities”, and No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1 “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”.  The statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, c)establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006 with early adoption permitted.

Additional disclosures required under U.S. GAAP:
(thousands of Canadian dollars)
	December 31, 2005	December 31, 2004

Components of accounts receivable
Trade	$16,555	$14,743
Accruals	57,211	29,285
	$73,766	$44,028

Components of prepaid expenses and deposits
Prepaid expenses	$1,104	$1,730
Funds on deposit	22	1,284
	$1,126	$3,014

21.

Subsequent Events

(a)

On February 3, 2006 the Unitholders of Harvest Energy Trust and Viking Energy Royalty Trust (“Viking”) voted to approve a resolution to effect a plan of arrangement (the “Arrangement”) by which Unitholders of Viking received 0.25 Harvest Trust Units for every Viking Unit held, which represents approximately 45.8 million Harvest Trust Units, and the Trust acquired all of the assets and assumed all of the liabilities of Viking.  The total purchase price is estimated to be $1.6 billion (including estimated transaction costs of approximately $10 million) based on currently available information.  Amendments to the purchase price estimate may be made as final information becomes available. The Arrangement resulted in Harvest assuming Viking's 10.5% and 6.4% unsecured subordinated convertible debentures.  The conversion price of the debentures into Harvest Units was adjusted to $29.00 for the 10.5% series and $46.00 for the 6.4% series to reflect the Trust Unit exchange ratio.

The Arrangement provided for the vesting of all of the rights issued under the Trust Unit Incentive Plan and the awards issued under the Unit award plan.  Exchangeable shareholders were also able to convert their exchangeable shares to Units as a result of the Arrangement.  After the Arrangement approximately 26,902 exchangeable shares are remaining and Harvest will issue a redemption notice for cash, to the remaining exchangeable shareholders.

(b)

On February 3, 2006 and concurrent with the Trust's acquisition of the assets of the Viking Energy Royalty Trust, the Trust entered into a new $750 million three year extendible revolving Credit Facility.  With the consent of the lenders, this facility may be extended on an annual basis for an additional 364 days and may also be increased to $900 million during secondary syndication which is expected to close by March 31, 2006.  The facility is secured by a $1.5 billion first floating charge over all of the assets of the operating subsidiaries and a guarantee from the Trust.  Amounts borrowed under this facility bear interest at a floating rate based on bankers acceptances plus 65 basis points to 115 basis points depending on the Trust's Senior Debt to Cash Flow Ratio as defined in the Credit Agreement.  Availability under this facility is subject to quarterly financial covenants requiring that the Senior Debt to Cash Flow Ratio is less than 3 to 1 , the Total Debt to Cash Flow Ratio is less than 3.5 to 1, Senior Debt to Capitalization is less than 50% and Total Debt Capitalization is less than 55%, all as defined in the Credit Agreement.

(c)

Subsequent to December 31, 2005, Harvest declared a distribution of $0.35 per unit for Unitholders' of record on  January 23, 2006 and declared a distribution of $0.38 for Unitholders' of record on February 23, 2006 and March 22, 2006.

22.

Comparatives

Certain comparative figures have been reclassified to conform to the current period's presentation.